# Star Equity Holdings

## A Diversified Holding Company

Common Stock:
*Nasdaq: STRR*

Series A 10% Preferred Stock:
*Nasdaq: STRRP*

**Growing shareholder value through excellence in operations and disciplined capital allocation**

Investor Presentation
May 2021



Healthcare



Construction



Investments

# Forward-looking Statements

**"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:** This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this presentation that are not statements of historical fact are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking Statements include, without limitation, statements regarding (i) the plans and objectives of management for future operations, including plans or objectives relating to acquisitions and related integration, development of commercially viable products, novel technologies, and modern applicable services, (ii) projections of income (including income/loss), EBITDA, earnings (including earnings/loss) per share, free cash flow (FCF), capital expenditures, cost reductions, capital structure or other financial items, (iii) the future financial performance of Star Equity Holdings, Inc. ("Star Equity," "STRR" or the "Company") or acquisition targets and (iv) the assumptions underlying or relating to any statement described above. Moreover, forward-looking statements necessarily involve assumptions on the Company's part. These forward-looking statements generally are identified by the words "believe", "expect", "anticipate", "estimate", "project", "intend", "plan", "should", "may", "will", "would", "will be", "will continue" or similar expressions. Such forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon the Company's current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over. Actual results and the timing of certain events and circumstances may differ materially from those described above as a result of these risks and uncertainties. Factors that may influence or contribute to the inaccuracy of forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation, the substantial amount of debt of the Company and the Company's ability to repay or refinance it or incur additional debt in the future; the Company's need for a significant amount of cash to service and repay the debt and to pay dividends on the Company Preferred Stock; the restrictions contained in the debt agreements that limit the discretion of management in operating the business; the length of time associated with servicing customers; losses of significant contracts; disruptions in the relationship with third party vendors; accounts receivable turnover; insufficient cash flows and resulting illiquidity; the Company's inability to expand the Company's business; unfavorable changes in the extensive governmental legislation and regulations governing healthcare providers and the provision of healthcare services and the competitive impact of such changes (including unfavorable changes to reimbursement policies); high costs of regulatory compliance; the liability and compliance costs regarding environmental regulations; the underlying condition of the technology support industry; the lack of product diversification; development and introduction of new technologies and intense competition in the healthcare industry; existing or increased competition; risks to the price and volatility of the Company's Common Stock and Preferred Stock; stock volatility and illiquidity; risks to preferred stockholders of not receiving dividends and risks to the Company's ability to pursue growth opportunities if the Company pays dividends according to the terms of the Company Preferred Stock; the Company's ability to execute on its business strategy (including any cost reduction plans); the Company's failure to realize expected benefits of restructuring and cost-cutting actions; the Company's ability to preserve and monetize its net operating losses; risks associated with the Company's possible pursuit of acquisitions; the Company's ability to consummate successful acquisitions and execute related integration, including to successfully integrate ATRM's operations and realize the synergies from the acquisition, as well as factors related to the Company's various businesses, including economic and financial market conditions generally and economic conditions in the Company's markets; failure to keep pace with evolving technologies and difficulties integrating technologies; system failures; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; and the continued demand for and market acceptance of the Company's services. For a detailed discussion of cautionary statements and risks that may affect the Company's future results of operations and financial results, please refer to the Company's filings with the Securities and Exchange Commission, including, but not limited to, the risk factors in the Company's most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. This presentation reflects management's views as of the date presented. All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

**Non-GAAP Financial Measures:** The information provided herein includes certain non-GAAP financial measures. These non-GAAP financial measures are intended to supplement the GAAP financial information by providing additional insight regarding results of operations of the Company. The non-GAAP adjusted EBITDA financial measures used by the Company are intended to provide an enhanced understanding of our underlying operational measures to manage the Company's business, to evaluate performance compared to prior periods and the marketplace, and to establish operational goals. Certain items are excluded from these non-GAAP financial measures to provide additional comparability measures from period to period. These non-GAAP financial measures will not be defined in the same manner by all companies and may not be comparable to other companies. Specifically, this presentation presents the non-GAAP financial measures "Adjusted EBITDA" (defined as "earnings before interest, taxes, depreciation, amortization adjusted for stock-based compensation and other one-time transaction costs such as merger and acquisitions, financing and etc.") and "Free Cash Flow" (defined as "net cash from operating activities excludes expenditures on purchases of property and equipment, net of dispositions"). The most directly comparable measures for these non-GAAP financial measures are net income and diluted net income per share. All future figures based on guidance after conversion into a diversified holding company.

# About Star Equity Holdings (Nasdaq: STRR; STRRP)



- Diversified holding company with new corporate name and ticker starting Jan. 1, 2021
- Separate business divisions with shared corporate functions
- Tax-efficient Series A 10% Preferred Stock (non-convertible) issued Sept. 2019 in an acquisition
- Recently closed sale of healthcare businesses for over $20 million
- Current growth plans now fully funded

**Common Stock:**
*(Nasdaq: STRR)*
*4.8 million shares as of 03/31/21*

**Series A Preferred Stock:**
*(Nasdaq: STRRP)*
*1.92 million shares as of 3/31/21*
*10% annual cash dividend*

## Star Equity has three divisions:

| HEALTHCARE | | CONSTRUCTION | | INVESTMENTS | |
|---|---|---|---|---|---|
| *Across the USA* | | *Maine/New England* | *Minneapolis-area* | | |
| **Diagnostic Imaging** | **Diagnostic Services** | **KBS** | **EGBL** | **Real Estate** | **Investments** |
| Designs, manufactures, and sells proprietary mobile imaging cameras for hospitals and physicians<br><br>Services existing installed base<br><br>***Digirad cameras*** | Offers mobile imaging services to medical providers in their facilities<br><br><br><br>***Mainly Digirad cameras*** | Designs and manufactures modular housing units<br><br>Designs and manufactures wall panels<br><br>Commercial and residential projects | Designs and manufactures wall panels and engineered wood products<br><br>Distributes building materials and operates a professional lumber yard and showroom<br><br>Commercial and residential projects | Owns, manages, and finances real estate assets of Star's operating companies | Strategic investments in potential acquisition targets or JVs for Star |

**Star Equity Holdings**

## Benefits of Holding Company Structure

- **Enhanced revenue, cash flow, and earnings** due to stronger growth, cost savings, better funding, and other efficiencies

- Optimized and disciplined capital allocation will **maximize returns** over the long term

- **Operating CEOs focused on operations and growth,** not distracted by corporate functions

- **Platform for future bolt-on acquisitions** and other growth opportunities

## 2020 Financial Summary (vs. 2019) [1]

**$78.2M**
Revenue
*+7.2%*

**$14.0M**
Gross Profit
*-18.5%*

**-$0.6M**
Adjusted EBITDA[2]
*vs. $3.6M*

**$94.9M**
NOL[3]
@ 12/31/2020

---

(1) During the fourth quarter of 2020, Star Equity entered into a Stock Purchase Agreement to sell DMS Health Technologies, Inc. ("DMS Health"), a portion of our healthcare business which operated the Company's Mobile Healthcare segment, for $18.75 million. The sale of DMS Health closed on March 31, 2021. Related financial and operational data for the Mobile Healthcare business were classified as discontinued operations for all reporting periods ending of December 31, 2020 and 2019. The results presented here relate to continuing operations, which encompass Digirad Health (Diagnostic Services and Diagnostic Imaging), Star Modular Construction, and Star Investments and discontinued operations, which consists of Mobile Healthcare. Mobile Healthcare's assets and liabilities are reported as "Assets held for sale" and "Liabilities held for sale" on the balance sheet as of December 31, 2020 and 2019.

(2) This presentation presents non-GAAP financial measures. Reconciliations for these measures can be found in the appendix to this presentation.

(3) Net operating loss carryforward can be generally used to offset US taxable income.

# Business Divisions and Corporate Structure

## OPERATING CEOs

- Manage Operating Businesses
- Develop Organic Growth Opportunities
- Pursue Bolt-on Acquisitions

## CURRENT OPERATING BUSINESSES

### Healthcare
*CEO: Matt Molchan*

### Construction
*GMs: Matt Mosher/Scott Jarchow*

*(bolt-on acquisitions to expand existing divisions)*

## FUTURE OPERATING BUSINESSES

### Future Acquisition 1

### Future Acquisition 2

*(future acquisitions to create new business divisions)*

## CORP-LEVEL MANAGEMENT

**Executive Chairman (Jeff Eberwein)**
**COO/CFO (David Noble)**
**Finance, Accounting, Legal Personnel**

- Capital Allocation
- Strategic Leadership
- Assist Operating Management Teams
- Restructurings & Turnarounds
- Mergers, Acquisitions, & Dispositions
- Bank Relationships
- Capital Markets
- Investor Relations
- Financial Reporting, FP&A
- Manage Investments Division

### Investments

# Business Divisions: Healthcare



Digirad


Digirad Health

# Healthcare

Star
Equity Holdings

## Digirad Health

*Across the USA*

### Diagnostic Imaging

*Digirad cameras*

Designs, manufactures, and sells proprietary solid-state imaging cameras for hospitals and physicians

Services existing installed base

### Diagnostic Services

*Mainly Digirad cameras*

Offers mobile imaging services to medical providers in their facilities

Making Healthcare Convenient. **As Needed. When Needed. Where Needed.**

# Digirad Health: Diagnostic Imaging

Star Equity Holdings

**Designs, manufactures, and sells proprietary solid-state cameras under the "Digirad" brand name with unmatched imaging and flexibility; Services existing installed base ***



## SUPERIOR

- Image quality
- Greater flexibility
- Smaller footprint
- Fast imaging acquisition times



## NATION-WIDE FIELD SERVICE

Engineers provide flexible support for Digirad and non-Digirad models

- Remote Support
- Onsite Service
- Applications Support
- Preventative Maintenance
- Parts Support



## FLEXIBLE SOLUTION

**Customers:** Physicians and Hospitals

**Location:** their offices, satellite clinics, healthcare facilities, and hospitals

**Convenient:** As needed, where needed, when needed



***Digirad cameras***

Ergo™



Cardius® X-ACT+



Cardius® 2 XPO



Cardius® 3 XPO

Website: https://www.digirad.com/cameras/

* Over the last 20 years, Digirad has manufactured approximately 1,000 imaging cameras

# Digirad Health: Diagnostic Services

**Offers mobile imaging services to medical providers on-site at their facilities as an alternative to purchasing equipment themselves or outsourcing procedures to other providers**

*Mainly Digirad cameras*

 **SOLUTIONS / EQUIPMENT**
Provides turnkey, diagnostic solutions to hospitals and healthcare systems; offers a variety of solid-state imaging cameras (fixed-site and mobile systems)

 **STAFF**
Offers highly-skilled, trained, and certified nuclear medicine technologists and cardiac stress technicians



 **MAINTENANCE**
Services all major brands of nuclear gamma cameras

 **LICENSING**
Extensive portfolio of existing licenses and certifications

 **SUPPLIES**
Wide range of nuclear imaging supplies and radiopharmaceuticals

 **ACCREDITATION**
Assists clients with accreditation process



Website: https://www.digirad.com/diagnostic-services/



# Healthcare: Financial Summary *



Revenue ($ in million)

- FY 2019: $61.6
- FY 2020: $49.2
- Q1 2020: $13.7**
- Q1 2021: $13.3**



Gross Profit ($ in million)

- FY 2019: $15.4
- FY 2020: $10.2
- Q1 2020: $2.9**
- Q1 2021: $2.6**

\* During the fourth quarter of 2020, Star Equity entered into a Stock Purchase Agreement to sell DMS Health  a portion of our healthcare business which operated the Company's Mobile Healthcare segment, for $18.75 million. The sale of DMS Health closed on March 31, 2021. Related financial and operational data for the Mobile Healthcare business were classified as discontinued operations for all reporting periods ending of December 31, 2020 and 2019. The results presented here relate to continuing operations, which encompass Digirad Health (Diagnostic Services and Diagnostic Imaging), Star Modular Construction, and Star Investments and discontinued operations, which consists of Mobile Healthcare. Mobile Healthcare's assets and liabilities were reported as "Assets held for sale" and "Liabilities held for sale" on the balance sheet as of December 31, 2020 and 2019.

\*\* Unaudited

# Business Divisions: Construction



Star Modular Construction

# Construction

## Star Modular Construction

### Maine/New England

**KBS Builders**

- Designs and manufactures custom, modular housing units for single-family and multi-family projects
- Rapidly expanding presence in commercial-scale projects in the Greater Boston Area
- Designs and manufactures structural wall panels for commercial-scale, multi-family projects
- Possesses largest production capacity of any modular manufacturer in New England

### Minneapolis-area

**EGBL**

- Designs and manufactures structural wall panels for commercial-scale, multi-family projects
- Designs and manufactures engineered wood products for single family homes and residential developments
- Distributes building materials and operates a professional lumber yard and showroom

# Construction: KBS Builders

 **Star** Equity Holdings

## Maine-based designer and manufacturer of modular housing units and wall panels

 **MODULAR UNITS**
- Residential homes and town houses
- Apartment buildings and condos
- Multi-story commercial/office buildings
- Other commercial applications, hospitals, schools, etc.

 **BENEFITS OF MODULAR**
- Shorter construction period
- Significantly lower labor costs
- Design flexibility
- High quality control

 
 


Website: www.kbsbuildersinc.com/

 **3 MANUFACTURING PLANTS**
*Two operated by KBS*
**South Paris, Maine:** approx. 90,000 sq. ft.; capacity of 500-600 modular units per year
**Oxford, Maine:** approx. 90,000 sq. ft.; partially re-opened in Sept. 2020 to manufacture wall panels; capacity of 400-500 modular units per year

*One sub-leased to 3rd party*
**Waterford, Maine:** approx. 60,000 sq. ft.; capacity of 250-350 modular units per year, if needed

**GEOGRAPHIC FOOTPRINT**
Expanding universe of single and multi- family homebuilders and commercial contractors and developers across New England

**Average selling price now exceeds $50,000/unit**
**Potential sales pipeline now exceeds $50 million**

 **KBS** Builders Inc.

**Goal: Produce 15 to 20 units per week (750-1000 modular units per year) in the near term, up from recent run rate of 7 to 8 per week (pre-acquisition run rate was 3 to 4 per week)**

# Construction: KBS Builders - Key 2020 Wins

| Size | $6.7 Million | $2 Million |
|------|-------------|------------|
| **Client** | Tocci Building Corporation | Martin Realty |
| **Scope** | 3-phase contract to manufacture 124 building modules creating 28 single-family and townhouse units for the U.S. Army Natick Soldier Systems Center in Natick, MA | Manufacture of 58 building modules to be used for the construction of 32 housing units to renovate and expand an existing mixed-use building for military veterans in downtown Quincy, MA |
| **Plant** | South Paris, ME | South Paris, ME |
| **Delivery timing** | Deliveries for Phase 1, Phase 2, and Phase 3 have been completed | Manufacturing commenced in June 2020 and deliveries are expected to be completed in Q2 2021 |

# Construction: EGBL

## Two facilities, but managed together

### EDGEBUILDER:

- Operates a **34,000 sq. ft.** leased wall panel and wood products manufacturing plant in **Prescott, WI**
- Services the **Midwest Area**
- Clients: **commercial** contractors

 **PRODUCTS**
Wall panels, permanent wood foundations, and engineered wood products

 **SERVICES**
Sustainable green building practices, quality structural components, advanced design solutions

 **BENEFITS**
Reduced building time, overhead & labor costs, defects, site thefts, and delays; customization and environmentally conscious materials

Website: https://edgebuilderwallpanels.com/







### GLENBROOK:

- Operates a **30,000 sq. ft.** leased professional lumber yard and showroom in **Oakdale, MN**
- Services the upper Midwest states of **WI, IA, MN, ND, and SD**
- Clients: **commercial and residential** contractors

 **PRODUCTS**
Raw lumber, drywall, doors, windows, kitchen and bathroom cabinets, and utility sheds

 **SERVICES**
Roofing, millwork, and customized design

 **SYNERGIES**
Using excess capacity at KBS for wall panel manufacturing needs based on EdgeBuilder's expertise and experience

Website: https://glenbrooklumber.com/







# Construction: Financial Summary*



**Revenue
($ in million)**

- FY 2019: $11.3 *
- FY 2020: $28.9
- Q1 2020: $5.5 **
- Q1 2021: $9.1**



**Gross Profit
($ in million)**

- FY 2019: $2.0 *
- FY 2020: $4.1
- Q1 2020: $0.4**
- Q1 2021: $0.5**

\* Star Modular Construction was established on September 10, 2019 with the acquisition of ATRM. Financial results for the 2019 reporting period includes financial and operational data of this division starting September 10, 2019
\*\* Unaudited.

# Business Divisions: Investments

Star Equity Holdings


KBS

Star Investments

# Investments

Star Equity Holdings

## Star Investments

| Real Estate | Investments |
| --- | --- |
| • Owns and manages the real estate assets of Star's operating companies<br>• Negotiates standalone financing to optimize financial leverage and cost of capital | • Strategic investments in potential acquisition targets or JVs for Star |

# Star Real Estate


## Formed in April 2019 with two purchase and leased back transactions:

**Real Estate:**

**Star Real Estate Holdings USA, Inc. ("SRE")**

- Acquired and manages three manufacturing plants in Maine; two plants were purchased from KBS and a third from a private company
- All involved in the construction of modular buildings for residential, multi-family, and commercial projects



### SIGNIFICANT STRATEGIC VALUE & UPSIDE POTENTIAL

- Three plants are within 15 miles of each other – the **largest modular manufacturing footprint in New England**
  - One plant is running at full capacity, but could be debottlenecked / expanded
  - One plant partially re-opened in September 2020
  - One is sublet to a local company
- Plenty of **available capacity to handle increased demand**





### STRATEGY

- Future **acquisition targets could have underappreciated** real estate assets that could be placed into SRE
- SRE has raised its own debt and is self-funded
- Optimizes financial leverage and cost of capital

# Financial Highlights and Growth Initiatives

Star Equity Holdings

Growing

**SHAREHOLDER VALUE**

through

**EXCELLENCE IN OPERATIONS AND DISCIPLINED CAPITAL ALLOCATION**



# Financial Highlights *







* During the fourth quarter of 2020, Star Equity entered into a Stock Purchase Agreement to sell DMS Health, a portion of our healthcare business which operated the Company's Mobile Healthcare segment, for $18.75 million. The sale of DMS Health closed on March 31, 2021. Related financial and operational data for the Mobile Healthcare business were classified as discontinued operations for all reporting periods ending of December 31, 2020 and 2019. The results presented here relate to continuing operations, which encompass Digirad Health (Diagnostic Services and Diagnostic Imaging), Star Modular Construction, and Star Investments and discontinued operations, which consists of Mobile Healthcare. Mobile Healthcare's assets and liabilities were reported as "Assets held for sale" and "Liabilities held for sale" on the balance sheet as of December 31, 2020 and 2019.

*** Unaudited

# Growth Strategy

## ORGANIC GROWTH OPPORTUNITIES

### Healthcare

- Increase sales of proprietary, high-margin portable nuclear imaging cameras through continued advances in hardware design and upgrades
- Extend and grow high-margin, post-warranty camera support contracts through increased sales efforts
- Increase camera utilization and customer density at all DIS points of service thereby increasing overall revenue and gross margin
- Expand geographic footprint through new and innovative product and service offerings to further grow business

### Construction

- Increase KBS's modular manufacturing output by debottlenecking / expanding South Paris plant and fully re-opening Oxford plant
- Goal of reaching output capability of 750-1000 modular units per year; KBS's actual production in 2020 was ~ 280 modular units
- Recently entered structural wall panels market in the New England area by partially re-opening idled Oxford plant
- KBS and EGBL can expand presence in their markets by growing output and adding new products and services

### Investments

- Three owned plants have credit facility, lowering the cost of capital, with proceeds used to grow Construction division

## DISCIPLINED ACQUISITION STRATEGY

Seeking attractive acquisition opportunities to:

- **Expand existing business divisions** through bolt-on acquisitions
- Create **new business divisions**

# Fully Funded and Positioned for Growth

## RECENTLY CLOSED SALE OF ASSETS FOR $20.14 MILLION

- Sold **DMS Health Technologies, Inc. business unit for $18.75 million;** transaction closed on March 31, 2021
  - Proceeds used to paydown debt

- **MD Office Solutions ("MDOS"),** a small regional operation in Northern California, **was sold on February 1, 2021, for $1.39 million**

- Net debt at 3/31/2021 decreased to $3.5 million as compared to $20.4 million at 12/31/2020

- **Completed a $5.5 million public offering** in May 2020 to support working capital needs, including additional Construction projects

## PROCEEDS TO FUND ....

- **Growth** in the Construction segment

- **Debt reduction**

- **Acquisitions**

- **Working capital** and,

- Other **general corporate expenses**

# Our Acquisition Strategy

Star Equity Holdings

## TARGETS: PUBLIC OR PRIVATE COMPANIES

- **Market cap of $5-50M** and more valuable inside our holding company structure

- **Existing assets, earnings, and cash flows** (no start-ups or venture capital-type situations)

- **High SG&A and public company costs** as a percentage of revenue that can be eliminated inside Star Equity

- **Opportunities for improved operating and financial** performance

- **Bolt-ons** for existing platform businesses or **create new** divisions

- Businesses with **growth potential and strong operating management teams**

## ACQUISITION SYNERGIES:

- Operating management teams freed up to **maximize operations and pursue growth opportunities**

- Sharing certain corporate functions will **reduce corporate overhead costs**

- **NOL at Star Equity level should offset US taxable income** generated by operating businesses

- **Lower cost of capital**

- **Better access to capital**

- **Better capital allocation**

# Investment Highlights





- Diversified business lines with multiple revenue streams
- Healthcare business historically has provided stable cash flow
- Construction business has significant growth potential
- $78.2 million of revenue, $14.0 million of gross profit in 2020
- Platform for future bolt-on acquisitions & other growth opportunities
- Experienced management team with public company track record

# Management Team

Star Equity Holdings

## Corporate



### JEFFREY EBERWEIN

**EXECUTIVE CHAIRMAN**

- Over 25 years of Wall Street experience; Founder and CEO of Lone Star Value Management
- Portfolio Manager at Soros Fund Management and Viking Global
- CEO of Hudson Global, Inc., a global recruitment company; extensive public company Board experience
- Holds an MBA from The Wharton School, and a BBA from The University of Texas



### DAVID NOBLE

**CHIEF OPERATING OFFICER & CHIEF FINANCIAL OFFICER**

- Joined Digirad in late 2018 after 20+ years of Wall Street experience in investment banking and capital markets; Lived and worked in NY and Asia, with extensive business travel to LatAm and Europe, prior to transitioning to the corporate sector
- 8+ years at Lehman Brothers and 12+ years at HSBC as Head of Equity Capital Markets for the Americas (more than a decade)
- Holds an MBA in Finance from MIT's Sloan School of Management and a BA from Yale University

## Operating Companies



### MATTHEW MOLCHAN

**CEO: DIGIRAD HEALTH, INC**

- Joined Digirad in 2007 via the acquisition of Ultrascan, Inc.
- Previously held various executive positions in business development, finance and operations at Somera, Inc. and Equifax, Inc.
- Holds a BS in Economics from the US Air Force Academy and MBA in Finance from the University of Southern California



### MATT MOSHER

**GENERAL MANAGER: KBS BUILDERS, INC**

- 14 years of senior management experience in a construction related field
- Holds Associate of Drafting Technology Degree from Northern Maine Community College



### SCOTT JARCHOW

**GENERAL MANAGER: EDGEBUILDER, INC**

- 26 years in construction supply with positions in independent sales, sales management, and general management
- GM of Glenbrook Building Supply and EdgeBuilder prior to 2016 ATRM acquisition to present
- BA in Business Management from Bethel University and AA in Law Enforcement from Lakewood Community College





# Historical Financial Data: Statements of Operations * *($ 000)*



|  | Three Months Ended March 31** | |
|---|---|---|
|  | 2021 | 2020 |
| **Revenues:** | | |
| Healthcare | $ 13,307 | $ 13,675 |
| Construction | 9,047 | 5,484 |
| Investments | - | 31 |
| Total revenues | 22,354 | 19,190 |
| | | |
| **Cost of revenues:** | | |
| Healthcare | 10,709 | 10,801 |
| Construction | 8,503 | 5,081 |
| Investments | 65 | 65 |
| Total cost of revenues | 19,277 | 15,947 |
| **Gross profit** | 3,077 | 3,243 |
| **Operating expenses:** | | |
| Selling, general and administrative expenses | 5,055 | 4,863 |
| Amortization of intangible assets | 438 | 576 |
| Gain on sale of MDOS | (847) | - |
| Total operating expenses | 4,646 | 5,439 |
| **Loss from operations** | (1,569) | (2,196) |
| | | |
| **Other income (expense):** | | |
| Other (expense) income, net | 1,255 | 160 |
| Interest expense, net | (272) | (305) |
| Total other income (expense) | 983 | (145) |
| **Loss from continuing operations before income taxes** | (586) | (2,341) |
| Income taxes benefit (expense) | (2) | (27) |
| Net loss from continuing operations | $ (588) | $ (2,368) |
| Income from discontinued operations | 6,020 | (585) |
| Net Income (Loss) | $ 5,432 | $ (2,953) |
| Deemed dividend on Series A redeemable preferred stock | (479) | (484) |
| Net (loss) income attributable to common shareholders | 4,953 | (3,437) |
| | | |
| Comprehensive income | 5,432 | (2,953) |

\* Unaudited

During the fourth quarter of 2020, Star Equity entered into a Stock Purchase Agreement to sell DMS Health, a portion of our healthcare business which operated the Company's Mobile Healthcare segment, for $18.75 million. The sale of DMS Health closed on March 31, 2021. Related financial and operational data for the Mobile Healthcare business were classified as discontinued operations for the reporting period ending December 31, 2020. The results presented here relate to continuing operations, which encompass Digirad Health (Diagnostic Services and Diagnostic Imaging), Star Modular Construction, and Star Investments and discontinued operations, which consists of Mobile Healthcare. Mobile Healthcare's assets and liabilities were reported as "Assets held for sale" and "Liabilities held for sale" on the balance sheet as of December 31, 2020.

# Historical Financial Data – Balance Sheets * *($ 000)*



|  | March 31, 2021 | December 31, 2020 |
|---|---:|---:|
| **Assets:** |  |  |
| **Current assets:** |  |  |
| Cash and cash equivalents | $ 13,175 | $ 3,225 |
| Restricted cash | 168 | 168 |
| Accounts receivable, net | 14,886 | 12,975 |
| Inventories, net | 9,838 | 9,787 |
| Other current assets | 2,738 | 2,025 |
| Assets held for sale | — | 20,756 |
| Total current assets | 40,805 | 48,936 |
| Property and equipment, net | 9,383 | 9,762 |
| Operating lease right-of-use assets | 2,848 | 1,769 |
| Intangible assets, net | 16,362 | 16,900 |
| Goodwill | 9,405 | 9,542 |
| Other assets | 2,588 | 1,384 |
| Total assets | $ 81,391 | $ 88,293 |
| **Liabilities, Mezzanine Equity and Stockholders' Equity:** |  |  |
| **Current liabilities:** |  |  |
| Accounts payable | $ 5,535 | $ 4,952 |
| Accrued compensation | 3,695 | 2,825 |
| Accrued warranty | 180 | 214 |
| Deferred revenue | 2,352 | 2,184 |
| Short-term debt and current portion of long-term debt | 12,548 | 18,362 |
| Payable to related parties | 2,307 | 2,307 |
| Operating lease liabilities, current portion | 1,075 | 1,011 |
| Other current liabilities | 2,859 | 3,000 |
| Liabilities held for sale | — | 7,871 |
| Total current liabilities | 30,551 | 42,726 |
| Long-term debt, net of current portion | 1,967 | 3,700 |
| Deferred tax liabilities | 51 | 51 |
| Operating lease liabilities, net of current portion | 1,824 | 828 |
| Other liabilities | 1,018 | 1,059 |
| Total liabilities | 35,411 | 48,364 |
| Preferred stock, $0.0001 par value: 10,000,000 shares authorized: 10% Series A Cumulative Redeemable preferred stock, 8,000,000 shares authorized, liquidation preference ($10.00 per share), 1,915,637 shares issued and outstanding at March 31, 2021 and December 31, 2020, respectively | 21,979 | 21,500 |
| **Stockholders' equity:** |  |  |
| Common stock, $0.0001 par value: 30,000,000 shares authorized; 5,020,969 and 4,798,367 shares issued and outstanding (net of treasury shares) at March 31, 2021 and December 31, 2020, respectively | — | — |
| Treasury stock, at cost; 258,849 shares at March 31, 2021 and December 31, 2020, respectively | (5,728) | (5,728) |
| Additional paid-in capital | 149,283 | 149,143 |
| Accumulated deficit | (119,554) | (124,986) |
| Total stockholders' equity | 24,001 | 18,429 |
| Total liabilities, mezzanine equity and stockholders' equity | $ 81,391 | $ 88,293 |

\* Unaudited

During the fourth quarter of 2020, Star Equity entered into a Stock Purchase Agreement to sell DMS Health, a portion of our healthcare business which operated the Company's Mobile Healthcare segment, for $18.75 million. The sale of DMS Health closed on March 31, 2021. Related financial and operational data for the Mobile Healthcare business were classified as discontinued operations for the reporting period ending December 31, 2020. The results presented here relate to continuing operations, which encompass Digirad Health (Diagnostic Services and Diagnostic Imaging), Star Modular Construction, and Star Investments and discontinued operations, which consists of Mobile Healthcare. Mobile Healthcare's assets and liabilities were reported as "Assets held for sale" and "Liabilities held for sale" on the balance sheet as of December 31, 2020.

# Reconciliation of Net Income to Adjusted EBITDA * *($ 000)*



Star Equity Holdings

| For The Three Months Ended March 31, 2021 | Diagnostic Services | Diagnostic Imaging | Construction | Investments | Star Equity Corporate | Total |
|---|---|---|---|---|---|---|
| Net income (loss) from continuing operations | $ 877 | $ (232) | $ (354) | $ (83) | $ (796) | $ (588) |
| Depreciation and amortization | 290 | 67 | 479 | 65 | — | 901 |
| Interest expense | 18 | 57 | 197 | — | — | 272 |
| Income tax expense | 2 | — | — | — | — | 2 |
| EBITDA from continuing operations | 1,187 | (108) | 322 | (18) | (796) | 587 |
| Unrealized gain on equity securities (1) | — | — | — | — | (23) | (23) |
| Litigation costs (2) | — | — | — | — | 2 | 2 |
| Stock-based compensation | 29 | 49 | — | — | 51 | 129 |
| MDOS gain (3) | (847) | — | — | — | — | (847) |
| Tenant receivable (4) | — | — | 323 | — | — | 323 |
| Financing cost (6) | — | 42 | 90 | — | — | 132 |
| COVID-19 Protection Equipment (7) | 36 | 2 | — | — | — | 38 |
| SBA PPP Loan forgiveness (8) | — | — | (1,220) | — | — | (1,220) |
| Non-GAAP adjusted EBITDA from continuing operations | $ 405 | $ (15) | $ (485) | $ (18) | $ (766) | $ (879) |

| For The Three Months Ended March 31, 2020 | Diagnostic Services | Diagnostic Imaging | Construction | Investments | Star Equity Corporate | Total |
|---|---|---|---|---|---|---|
| Net income (loss) from continuing operations | $ 75 | $ 147 | $ (1,503) | $ (52) | $ (1,035) | $ (2,368) |
| Depreciation and amortization | 329 | 63 | 572 | 65 | — | 1,029 |
| Interest expense | 20 | 26 | 259 | — | — | 305 |
| Income tax expense | — | 26 | 1 | — | — | 27 |
| EBITDA from continuing operations | 424 | 262 | (671) | 13 | (1,035) | (1,007) |
| Unrealized gain on equity securities (1) | — | — | — | — | 26 | 26 |
| Litigation costs (2) | — | — | — | — | 160 | 160 |
| Stock-based compensation | 34 | 60 | — | — | 12 | 106 |
| Write off of Star Real Estate Holding Assets | — | — | — | — | 135 | 135 |
| Transaction cost (5) | — | — | — | — | 115 | 115 |
| Non-GAAP adjusted EBITDA from continuing operations | $ 458 | $ 322 | $ (671) | $ 13 | $ (587) | $ (465) |

* Unaudited

*(1)* *Reflects change in fair value of investments in equity securities.*

*(2)* *Reflects one time litigation costs.*

*(3)* *Reflects the gain from the sale of MDOS.*

*(4)* *Reflects one time write off in uncollectible tenant receivable.*

*(5)* *Reflects legal and other costs related to the ATRM merger and holding company conversion.*

*(6)* *Reflects financing costs from our credit facilities.*

*(7)* *Reflects purchases related to COVID - 19 Protection Equipment.*

*(8)* *Reflects the forgiveness of the Paycheck Protection Program.*

# Supplemental Debt Information * *($ 000)*

**March 31, 2021**

| | Amount | Weighted-Average Interest Rate |
|---|---|---|
| Revolving Credit Facility - Gerber KBS...................................... | 2,672 | 6.00 % |
| Revolving Credit Facility - Premier............................................ | - | - % |
| Revolving Credit Facility - Gerber EBGL.................................. | 1,969 | 6.00 % |
| Revolving Credit Facility - SNB................................................ | 5,000 | 2.61 % |
| **Total Short-term Revolving Credit Facility............................** | 9,641 | 4.24 % |
| Gerber - Star Term Loan......................................................... | 271 | 6.25 % |
| Premier - Term Loan................................................................ | 335 | 5.75 % |
| **Total Short Term Debt..........................................................** | 606 | 5.97 % |
| Short-term Paycheck Protection Program Notes.......................... | 2,301 | 1.00 % |
| **Short-term debt and current portion of long-term debt...........** | 12,548 | 3.73 % |
| Gerber - Star Term Loan | 985 | 6.25 % |
| Premier - Term Loan | 324 | 5.75 % |
| **Total Long Term Debt** | 1,309 | 6.13 % |
| Long-term Paycheck Protection Program Notes.......................... | 658 | 1.00 % |
| **Long-term debt, net of current portion.................................** | 1,967 | 4.41 % |
| LSV Co-Invest I Promissory Note ("January Note")................... | 709 | 12.00 % |
| LSV Co-Invest I Promissory Note ("June Note")........................ | 1,220 | 12.00 % |
| LSVM Note.............................................................................. | 378 | 12.00 % |
| **Total Notes Payable To Related Parties (1)............................** | 2,307 | 12.00 % |
| **Total Debt** | 16,822 | 4.94 % |

* Unaudited

## Term Loan Facilities

| | March 31, 2021 |
|---|---|
| | Amount |
| **Gerber - Star Term Loan** | $ 1,533 |
| **Premier - Term Loan** | 659 |
| **Total Principal** | 2.192 |
| **Unamortized debt issuance costs** | (277) |
| **Total** | $ 1,915 |

# Capitalization Table

## Fully Diluted Capital Structure (Pfd @ $10) as of March 31, 2021

| (in thousands except price per share) | Shares | Price | Market Value |
|---|---|---|---|
| Common Shares | 5,021 | $ 3.12 | $ 15,665 |
| Warrants [1] | 763 | $ 0.87 | $ 664 |
| 10% Series A Preferred [2] | 1,916 | $ 10.00 | $ 22,147 |
| Net Debt [3] | | | $ 520 |
| Enterprise Value | | | $ 38,996 |

[1] In terms of shares. Expire May 28, 2025. Strike price of $2.25 per share. Price is the difference between the 3/31 closing common stock price and the strike price.

[2] Based on liquidation preference of $10 per share. Includes accrued dividends.

[3] Excludes PPP loans, all of which are expected to be forgiven.

## Debt Schedule as of March 31, 2021

| ($ in thousands) | Amount | Rate |
|---|---|---|
| Sub-Level Debt: | | |
| Digirad Health | $ 5,000 | 2.61% |
| KBS | 2,672 | 6.00% |
| EGBL [4] | 2,628 | 5.94% |
| Star Real Estate | 1,256 | 6.25% |
| Corporate-Level Debt | 2,307 | 12.00% |
| Total Debt | 13,863 | 5.79% [5] |
| Cash | (13,343) | |
| Net Debt | $ 520 | |

[4] EGBL interest rate is calculated using the weighted average of two loans.

[5] Weighted average cost of debt.

# Other Publicly-Traded Holding Companies

| Small Cap: | Ticker | Market Cap[1] | Business Highlights |
|---|---|---|---|
| ALJ Regional Holdings Inc. | ALJJ | 47 | • Business process outsourcing services<br>• Printing services<br>• Finished home products manufacturing |
| Crawford United Corp | CRAWA | 62 | • Aerospace manufacturing<br>• Marketing technology<br>• Metal, silicone, and hydraulic hoses<br>• Air handling and energy efficient solutions |
| Elah Holdings Inc. | ELLH | 74 | • Recently reorganized holding company<br>• Co-sponsored by funds managed by 210 Capital and Goldman Sachs Asset Management |
| Great Elm Capital Group Inc. | GEG | 74 | • Durable medical equipment<br>• Real estate<br>• Investment management |
| Ault Global Holdings Inc. | DPW | 121 | • Defense and aerospace<br>• Financial services |
| BBX Capital Corp | BBXIA | 122 | • Vacation ownership interests<br>• Real estate<br>• Chocolate and confectionary products |
| SWK Holdings Corp | SWKH | 184 | • Financial services for life science companies, including royalty-related financing |
| HC2 Holdings Inc. | HCHC | 250 | • Structural and steel construction services<br>• Engineering and underwater services<br>• Compressed natural gas retail services |
| Steel Partners Holdings LP[2],[3] | SPLP | 442 | • Diversified industrial manufacturing<br>• Oil drilling and production services<br>• Financial services |
| Boston Omaha Corp[3] | BOMN | 753 | • Insurance services<br>• Outdoor advertising services |
| B. Riley Financial Inc. | RILY | 1,140 | • Financial services<br>• Internet access and related subscription services<br>• Telecom and VOIP services |
| Compass Diversified Holdings | CODI | 1,502 | • Consumer goods manufacturing<br>• Environmental services |

(1) Based on Bloomberg data as of 4/30/21 - $ in millions.
(2) SPLP is a publicly-traded partnership as opposed to a C-corp structure.
(3) Incentive fees paid to management teams.

# Contact Us



**Jeff Eberwein**

Executive Chairman

**David Noble**

COO/CFO

admin@starequity.com



## Investor Relations

**Lena Cati**

The Equity Group Inc.

Vice President

212-836-9611 / lcati@equityny.com

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